Exhibit 99.2

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information combines the individual historical unaudited results of ReTo Eco-Solutions, Inc. (“ReTo”, “our” or “the Company”) and MeinMalzeBier Holdings Limited (“MeinMalzeBier”) adjusted to give effect to the April 25, 2025 merger of MeinMalzeBier. The unaudited pro forma combined statements of income for the year ended December 31, 2024 gives effect to the merger as if it had occurred on January 1, 2024 and the unaudited pro forma combined balance sheet as of December 31, 2024 gives effect to the merger as if it had occurred on that day.

The transaction accounting adjustments for the acquisition consist of necessary adjustments to account for the merger. The aggregate preliminary consideration paid by the Company in connection with the merger was $3,978,000 in cash and 4,680,000 shares of Class A shares of the Company (the “Company Shares,” and together with the cash portion, the “Merger Consideration”), which on April 25, 2025 were valued at $15,912,000. The assumptions and estimates for the preliminary adjustments to the unaudited pro forma combined financial information, are described in the accompanying notes, which should be read together with the unaudited pro forma combined financial information.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial information does not purport to represent what our consolidated results of operation or consolidated financial condition would have been had the merger actually occurred on the dates indicated and does not intend to project the future consolidated results of operation or consolidated financial condition.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of December 31, 2024

			Transaction
	Historical		Accounting		Pro Forma
	ReTo	MeinMalzeBier	Adjustments	Notes	Combined
ASSETS
Current Assets:
Cash and cash equivalents	$671,355	$9,994	$(22,500)	4a	$658,849
Accounts receivable, net	145,853	74,959	-		220,812
Advances to suppliers, net	522,190		-		522,190
Prepayments and other current assets	5,202	54,511	-		59,713
Inventories	-	71,518	-		71,518
Due from related parties	24,048	-	-		24,048
Total Current Assets	1,368,648	210,982	(22,500)		1,557,130

Non-current Assets:
Property, plant and equipment, net	21,497	219,447	-		240,944
Intangible assets, net	7,654,767	-	1,152,833	4d	8,807,600
Prepayment for construction of properties	6,663,795	-	-		6,663,795
Right-of-use assets	28,085	69,416	-		97,501
Deposits for business acquisitions	18,520,126	-	(3,978,000)	4d	14,542,126
Other non-current assets	-	8,821	-		8,821
Goodwill	-	-	9,145,818	4d	9,145,818
Total Non-current Assets	32,888,270	297,684	6,320,651		39,506,605

Total Assets	$34,256,918	$508,666	$6,298,151		$41,063,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Advances from customers	$1,213,465	$-	$-		$1,213,465
Accounts payable	37,866	98,131	-		135,997
Accrued expenses and other liabilities	2,338,075	28,317	192,112	4a	2,558,504
Other payables - related party	-	367,017	-		367,017
Loans from third parties	109,600	-	-		109,600
Taxes payable	249,628	-	-		249,628
Stock payable	-	-	2,967,055	4a	2,967,055
Deferred tax liability	-	-	292,500	4d	292,500
Lease liability - current	-	69,340	-		69,340
Earnout liability - current	-	-	160,387	4d	160,387
Total Current Liabilities	3,948,634	562,805	3,612,054		8,123,493

Long-term accounts payable	383,598	-	-		383,598
Lease liability - noncurrent	-	8,162	-		8,162
Earnout liability - noncurrent	-	-	964,750	4d	964,750
Total Liabilities	$4,332,232	$570,967	$4,576,804		$9,480,003

Commitments and Contingencies

Shareholders’ Equity:
Class A shares, $-0- par value, unlimited shares authorized, 6,611,264 shares (including 4,680,000 shares in Escrow Account) issued and outstanding*	-	-	-	4c	-
Class B shares, $0.01 par value, 2,000,000 shares authorized, 1,000,000 shares and nil shares issued and outstanding*	10,000	-	-		10,000
Ordinary shares, $1 par value, 50,000 shares authorized, -0- shares issued and outstanding	-	10	(10)	4b	-
Additional paid-in capital	100,740,868	282,432	(344,733)	4b	100,678,567
			-	4c
Statutory reserve	1,072,895	-	-		1,072,895
Accumulated deficit	(71,813,934)	(355,639)	(3,181,667)	4a	(74,995,601)
			355,639	4b
Accumulated other comprehensive loss	(85,143)	10,896	(10,896)	4b	(85,143)
Non-controlling interest	-	-	4,903,014	4d	4,903,014
Total Shareholders’ Equity	29,924,686	(62,301)	1,721,347		31,583,732

Total Liabilities and Shareholders’ Equity	$34,256,918	$508,666	$6,298,151		$41,063,735

*	All share and per-share amounts have been retroactively adjusted to reflect:
(i)	a 10-for-1 forward stock split effected on March 7, 2025, and
(ii)	the change in par value of Class A shares from $1.00 each to no par value, effective May 12, 2025.

RETO ECO-SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

For the Year Ended December 31, 2024

			Transaction
	Historical		Accounting		Pro Forma
	ReTo	MeinMalzeBier	Adjustments	Notes	Combined

Revenues	$1,599,376	$111,460	$-		$1,710,836
Revenues – related parties	229,600	-	-		229,600
Total Revenues	1,828,976	111,460	-		1,940,436

Cost of revenues	871,329	41,395	-		912,724
Cost of revenues – related parties	132,443	-	-		132,443
Total cost of revenues	1,003,772	41,395	-		1,045,167
Gross Profit	825,204	70,065	-		895,269

Operating Expenses:
Selling expenses	330,828	205,117	-		535,945
General and administrative expenses	3,927,450	208,888	3,181,667	5a	7,318,005
(Recovery of) provision for credit losses	199,812	-	-		199,812
Research and development expenses	498,168	-	-		498,168
Total Operating Expenses	4,956,258	414,005	3,181,667		8,551,930

Loss from Operations	(4,131,054)	(343,940)	(3,181,667)		(7,656,661)

Other Income (Expenses):
Interest expenses	(3,183)	(202)	-		(3,385)
Interest income	1,168	-	-		1,168
Other income (expenses), net	(602,228)	-	-		(602,228)
Loss from disposal of subsidiaries	(3,577,279)	-	-		(3,577,279)
Change in fair value of convertible debt	-	-	-		-
Total Other Expenses, net	(4,181,522)	(202)	-		(4,181,724)

Loss Before Income Taxes	(8,312,576)	(344,142)	(3,181,667)		(11,838,385)
Income Taxes Benefit	-	-	-
Net loss from continuing operations	(8,312,576)	(344,142)	(3,181,667)		(11,838,385)
Net loss from discontinued operations, net of taxes	(74,347)	-	-		(74,347)
Net Loss	(8,386,923)	(344,142)	(3,181,667)		(11,912,732)
Less: Net loss attributable to non-controlling interest	(34,271)	(168,630)	-		(202,901)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(8,352,652)	$(175,512)	$(3,181,667)		$(11,709,831)

Comprehensive Loss:
Net Loss	$(8,386,923)	$(344,142)	$(3,181,667)		$(11,912,732)
Other comprehensive income (loss):
Foreign currency translation adjustment	1,145,186	11,560	-		1,156,746
Comprehensive Loss	(7,241,737)	(332,582)	(3,181,667)		(10,755,986)
Less: Comprehensive loss attributable to non-controlling interest	(44,759)	(162,966)	-		(207,725)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc.	$(7,196,978)	$(169,616)	$(3,181,667)		$(10,548,261)

Net loss attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(8,312,576)	(175,512)	(3,181,667)		(11,669,755)
Discontinued operations	(40,076)	-	-		(40,076)
Total	$(8,352,652)	$(175,512)	$(3,181,667)		$(11,709,831)

Basic and Diluted Loss Per Share Attributable to ReTo Eco-Solutions, Inc.
Continuing operations	(10.10)				(14.23)
Discontinued operations	(0.10)				(0.05)
Total	$(10.20)				$(14.28)

Weighted average number of shares*
Basic and diluted	820,151				820,151

*	All share and per-share amounts have been retroactively adjusted to reflect:
(i)	a 10-for-1 forward stock split effected on March 7, 2025, and
(ii)	the change in par value of Class A shares from $1.00 each to no par value, effective May 12, 2025.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Description of the Transaction

On April 25, 2025, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (“ReTo” or “Buyer”), entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among (i) Buyer, (ii) MeinMalzeBier Holdings Limited, a British Virgin Islands business company (“MeinMalzeBier” or the “Company”), (iii) Lap Cheong Chan (“Mr. Chan” and, in the capacity as the representative of Sellers in accordance with the terms and conditions of the Share Exchange Agreement, the “Sellers’ Representative”) and (iv) Terence Kwong Lung Wong (“Mr. Wong” together with Mr. Chan, “Sellers”).

Pursuant to the Share Exchange Agreement, subject to the terms and conditions set forth therein,  Sellers agreed to sell to ReTo, and ReTo agreed to buy, an aggregate of 5,100 ordinary shares, par value $1.00 per share (the “Company Shares”), of MeinMalzeBier, representing fifty-one percent (51%) of the issued and outstanding equity interests of MeinMalzeBier (the “Purchased Shares”) in exchange for cash and newly issued Class A shares, par value $1.00 per share (“Buyer Class A Shares”) of ReTo, as further described below (the “Share Exchange” together with the other transactions contemplated by the Share Exchange Agreement, the “Transactions”).

In full payment for the Purchased Shares, ReTo (i) paid to MeinMalzeBier an amount in cash equal to $3,978,000 (the “Cash Consideration”) and (ii) issued 4,680,000 Class A Shares (the “Exchanged Shares” and together with the Cash Consideration, the “Consideration”). The Share Exchange closed (the “Closing”) on April 25, 2025.

At the Closing, all of the Share Consideration (the “Escrow Earnout Shares”) otherwise issuable to Sellers (allocated pro rata among Sellers based on the Consideration otherwise issuable to them at the Closing) was deposited into a segregated escrow account with VStock Transfer, LLC, as escrow agent, and held in escrow together with any dividends, distributions or other income on the Escrow Earnout Shares (the “Escrow Property”) in accordance with an escrow agreement entered into in connection with the Transactions. The Escrow Property will be held in the escrow account and shall vest or be subject to forfeiture during the thirty-six (36) month period following the Closing, as described below. The Escrow Property shall also serve as the sole and exclusive source of payment for any post-Closing indemnification claims (other than claims arising from fraud, criminal activity or willful misconduct in connection with the Transactions). Sellers will not have the right to vote the Escrow Earnout Shares while they are held in escrow nor shall Sellers have the right to create any liens or other restrictions with respect to such Escrow Earnout Shares will such Escrow Earnout Shares are in escrow.

Earnout

Sellers will have a contingent right to receive the Escrow Earnout Shares after the Closing based on the Contributed Profits of MeinMalzeBier’s two operating companies (the “Operating Companies”) during the three (3) year period following the Closing (the “Earnout Period”). “Contributed Profits” means with respect to an Operating Company for any fiscal year, the amount of net income, if any, of such Operating Company determined in accordance with GAAP but excluding taxes and any amounts payable pursuant to the Management Services Agreement; provided, however, if after the Closing and during the Earnout Period, the Company or its subsidiaries acquire another business or material assets, then the Contributed Profits shall be computed without taking into consideration (i) the revenues of or generated by such acquired business or material assets or (ii) any impact such acquired business or material assets would have on the net income of an Operating Company. Contributed Profits also excludes (x) any extraordinary gains (such as from the sale of real property, investments, securities or fixed assets) or any other extraordinary income and (y) any revenues that are non-recurring and earned outside of the ordinary course.

Sellers shall be entitled to receive the Escrow Earnout Shares as follows:

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2025 (the “2025 Contributed Profits”) is greater than $1,600,000 (the “2025 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2025 Escrow Earnout Shares”); provided, however, the number of 2025 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations.

●	In the event that the Contributed Profits of the Operating Companies do not exceed the 2025 Contributed Profits Target then (A) a number of 2025 Escrow Earnout Shares equal to the product of (I) the number of 2025 Escrow Earnout Shares and (II) the quotient obtained by dividing 2025 Contributed Profits by the 2025 Contributed Profits Target, shall immediately vest and become payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2025 Escrow Earnout Shares (but shall still be eligible to receive 2026 Escrow Earnout Shares and 2027 Escrow Earnout Shares) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2025 Escrow Earnout Shares for cash in an aggregate amount equal to the 2025 Contributed Profits Target less the 2025 Contributed Profits.

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2026 (the “2026 Contributed Profits”) is greater than $2,800,000 (the “2026 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of thirty percent (30%) of the Escrow Earnout Shares (the “2026 Escrow Earnout Shares”); provided, however, the number of 2026 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations.

●	In the event that the Contributed Profits of the Operating Companies do not meet the 2026 Contributed Profits Target then (A) a number of 2026 Escrow Earnout Shares equal to the product of (I) the number of 2026 Escrow Earnout Shares and (II) the quotient obtained by dividing 2026 Contributed Profits by the 2026 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2026 Escrow Earnout Shares (but shall still be eligible to receive 2027 Escrow Earnout Shares) or (II) Sellers shall be entitled to purchase all, but not less than all, of the remaining 2026 Escrow Earnout Shares for cash in an aggregate amount equal to the 2026 Contributed Profits Target less the 2026 Contributed Profits.

●	If the Contributed Profits of the Operating Companies for the fiscal year ended December 31, 2027 is greater than $3,400,000 (the “2027 Contributed Profits Target”) then each Seller shall be entitled to receive its pro rata share of forty percent (40%) of the Escrow Earnout Shares (the “2027 Escrow Earnout Shares”); provided, however, the number of 2027 Escrow Earnout Shares that vest and become payable to each Seller shall be reduced by the number of shares forfeited by Sellers as payment due in respect of its indemnification obligations.

●	In the event that the Contributed Profits of the Operating Companies do not meet the 2027 Contributed Profits Target then (A) a number of 2027 Escrow Earnout Shares equal to the product of (I) the number of 2027 Escrow Earnout Shares and (II) the quotient obtained by dividing 2027 Contributed Profits by the 2027 Contributed Profits Target, shall immediately become vested and payable to each Seller in accordance with their respective pro rata share and (B) either, at Sellers’ Representative’s sole option: (I) Sellers shall forfeit and shall no longer be eligible to receive the remaining 2027 Escrow Earnout Shares or (II) Sellers shall be entitled to purchase all but not less than all of the remaining 2027 Escrow Earnout Shares for cash in an aggregate amount equal to the 2027 Contributed Profits Target less the 2027 Contributed Profits.

If the Contributed Profits of the Operating Companies exceed the targets in each year during the Earnout Period, then ReTo shall issue to the Sellers an aggregate number of Buyer Class A Shares equal to the product of (a) the quotient obtained by dividing the Total Excess Profits by 3 and (b) the quotient obtained by dividing (i) 10 by (ii) the Price Per Newly Issued Earnout Share. “Total Excess Profits” means the sum of the Contributed Profits during the Earnout Period less the sum of the Contributed Profits targets. “Price Per Newly Issued Earnout Share” means the closing price of Buyer Class A Shares quoted on Nasdaq on the first trading day after the end of each applicable earnout year subject to a collar as described in the Share Exchange Agreement.

If there is a final determination that Sellers are entitled to receive Escrow Earnout Shares, then such Escrow Earnout Shares will be allocated pro rata among Sellers. The number of Escrow Earnout Shares shall be appropriately adjusted to reflect any reclassification, recapitalization, share split (including a share consolidation), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares with respect to the Buyer Class A Shares subsequent to the Closing Date.

Note 2.  Basis of Presentation

The unaudited pro forma combined balance sheet as of December 31, 2024 and the unaudited pro forma combined statement of incomes for the year ended December 31, 2024 are based on the historical financial statements of ReTo and the combined financial statements of MeinMalzeBier. The unaudited pro forma combined balance sheet was prepared using the ReTo condensed consolidated balance sheet, the MeinMalzeBier combined balance sheet and gives effect to the transaction as if it had occurred on December 31, 2024. The unaudited pro forma combined statements of income were prepared using the ReTo condensed consolidated statements of income, the MeinMalzeBier combined statement of income and gives effect to the transaction as if it had occurred on January 1, 2024.

The unaudited pro forma combined financial statements were accounted for using the acquisition method in accordance with business combination accounting guidance as provided by Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under the acquisition method of accounting, the Company allocates the purchase price of a business acquisition based on the fair value of the identifiable tangible and intangible assets. Goodwill is recognized to the extent that the purchase consideration exceeds the assets acquired and liabilities assumed. The Company uses its best estimate to determine the fair value of the assets acquired and liabilities assumed. During the measurement period, which can be up to one year after the acquisition date, the Company can make adjustments to the fair value of the assets acquired and liabilities assumed, with the offset being an adjustment to goodwill.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the operating results for the future periods. The unaudited pro forma combined financial statements were based on Transaction Accounting Adjustments and do not reflect any operating efficiencies, synergies or cost savings that the Company may achieve, or any additional operating expenses that may be incurred with respect to the combined company.

The unaudited pro forma combined financial statements should be read in conjunction with ReTo’s audited financial statements included in its Annual Report on Form 20-F for the annual period ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on May 9, 2025 (“ReTo 20-F”).

Note 3.  Estimated Merger Consideration and Preliminary Purchase Price Allocation

The transaction was accounted for as a business combination in accordance with ASC 805, and as such, assets acquired, liabilities assumed, and consideration transferred were recorded at their estimated fair values on the acquisition date. The fair value of the assets and liabilities in the unaudited pro forma combined financial statements are based upon a preliminary assessment of fair value and may change as valuations for certain tangible assets and intangible assets are finalized and the associated income tax impacts are determined. The Company expects to finalize the purchase price allocation as soon as practicable, but no longer than one year from the acquisition date.

The following table summarizes the preliminary allocation of the consideration paid for MeinMalzeBier to the preliminary estimated fair value of the assets acquired and liabilities assumed at the acquisition date, with the excess recorded to goodwill.

Cash consideration	$3,978,000
Shares consideration (a)	1,125,137
Total consideration	$5,103,137
51%
100% of equity value	$10,006,151

Assets acquired:
Cash and cash equivalents	$3,196
Accounts receivable	80,719
Prepaid assets and other receivable	63,382
Inventories	90,377
Fixed assets, net	215,197
Right-of-use assets	107,718
Other non-current assets	2,731
Intangible assets-customer relationship (b)	1,152,833
Goodwill (c)	9,341,265
Total assets acquired	11,057,417

Liabilities assumed:
Accounts payable	105,559
Other payables	493,957
Other payables - related party	50,370
Lease liability	108,881
Deferred tax liabilities	292,500
Total liabilities assumed	1,051,267
Estimated fair value of net assets acquired	$10,006,151

(a)	Total of 4,680,000 shares were held in the Escrow Account, however 298,984 shares were expected to be vested based on the Monte Carlo Simulation Valuation Model. The significant assumptions which the Company used in the model are listed below. The fair value of the shares consideration is calculated using the number of vested shares * the stock price on the Closing Date.

Stock price	$3.88
Time-Step for simulation	0.34-1.00
Calculation period	0.68-2.68
Risk-free interest rate	1.46%
Volatility	18%

(b)	Intangible assets acquired includes customer relationship with an estimated fair value of $1,152,833.

(c)	The above purchase price allocation does not give effect to certain pro forma adjustments that were included in the unaudited pro forma condensed combined financial statements that would ultimately impact the purchase price allocation. For any proforma adjustments that were not captured within the closing balance sheet at the time the purchase price allocation was performed, an adjustment was made to goodwill.

The preliminary purchase price allocation above, which is as of the acquisition date of April 25, 2025, has been used to prepare the transaction accounting adjustments in the unaudited pro forma combined balance sheet and unaudited pro forma combined statement of income.

Note 4. Notes to Unaudited Pro Forma Combined Balance Sheet

The following is a description of the preliminary transaction accounting adjustments reflected in the unaudited pro forma combined balance sheet.

a.	Represents estimated non-recurring transaction costs of approximately $3,182,000 that were incurred by ReTo subsequent to December 31, 2024.

b.	Represents the elimination of the historical accumulated deficit of MeinMalzeBier.

c.	Represents the issuance of 4,680,000 Class A ordinary shares in Escrow Account.

d.	Represents the payment of cash and earnout shares consideration. Additionally, the Goodwill adjustment reflects the purchase price paid in excess of the preliminary estimated fair value of assets acquired and liabilities assumed. See Note 3 for further details on the purchase price allocation and goodwill.

Note 5. Notes to Unaudited Pro Forma Combined Statement of Income

The following is a description of preliminary transaction accounting adjustments reflected in the unaudited pro forma combined statement of income.

a.	Represents estimated non-recurring transaction costs of approximately $3,182,000 that were incurred by ReTo subsequent to December 31, 2024.